UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1. Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

The Board of Directors of the Bank, at its meeting held on April 27, 2024, had approved fund raising through issuance of debt securities. Pursuant to the same, the Bank has allotted 3,00,000 senior unsecured redeemable long-term bonds in the nature of non-convertible debentures aggregating to ₹ 3,000.0 crore on private placement basis, the date of allotment being July 1, 2024. The bonds are redeemable at the end of 10 years and 2 days (redemption date being July 3, 2034). There are no special rights/ privileges attached to the bonds.

The bonds carry a coupon of 7.53% p.a. payable annually and were issued at par. The bonds would be listed in the relevant segment of the National Stock Exchange of India Limited.

The bonds are rated “CARE AAA; Stable” by CARE Ratings Limited, “CRISIL AAA/Stable” by CRISIL Ratings Limited and “[ICRA]AAA (Stable)” by ICRA Limited.

Request you to please take the above on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: July 1, 2024	By:	/s/ Prachiti Lalingkar
			Name :	Prachiti Lalingkar
			Title :	Company Secretary